Exhibit 99.1

Ellomay Capital Reports receipt of an Approval to Issue a Building Permit for the Dorad Power Plant Expansion

Tel-Aviv, Israel, Dec. 08, 2025 (GLOBE NEWSWIRE) -- Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe, Israel and USA, today announced that the Israeli National Licensing Authority approved the request for issuance of a building permit to Dorad Energy Ltd. (“Dorad”) for the expansion of the power plant owned by Dorad. The approval covers the construction of a new generating unit with a capacity of approximately 650 MW, as well as all the required accompanying engineering works, including the installation of a new turbine.

The Company indirectly holds approximately 16.9% of Dorad’s shares through its indirect 50% ownership of Ellomay Luzon Energy Infrastructures Ltd. For more information concerning the potential expansion of the power plant held by Dorad, which the Company refers to as “Dorad 2,” see the Company’s Annual Report on Form 20-F submitted to the Securities and Exchange Commission (“SEC”) on April 30, 2025 and the Form 6-K submitted by the Company to the SEC on December 1, 2025.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay focuses its business in the renewable energy and power sectors in Europe, the USA and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy, Spain, the Netherlands and Texas, USA, including:

•	Approximately 335.9 MW of operating solar power plants in Spain (including a 300 MW solar plant in owned by Talasol, which is 51% owned by the Company) and 51% of approximately 38 MW of operating solar power plants in Italy;

•	16.875% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850 MW;

•	Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Nm3 per year, respectively;

•	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

•	51% of solar projects in Italy with an aggregate capacity of 160 MW that commenced construction processes;

•	Solar projects in Italy with an aggregate capacity of 134 MW that have reached “ready to build” status; and

•	Solar projects in the Dallas Metropolitan area, Texas, USA with an aggregate capacity of approximately 27 MW that are connected to the grid and additional 22 MW that are awaiting connection to the grid.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including changes in electricity prices and demand, continued war and hostilities and political and economic conditions generally in Israel, regulatory changes, the outcome of legal proceedings involving Dorad and its shareholders, the decisions of the Israeli Electricity Authority, changes in demand, technical and other disruptions in the operations of the power plant operated by Dorad, competition, changes in the supply and prices of resources required for the operation of the Dorad’s facilities and in the price of oil and electricity, changes in the Israeli CPI, changes in interest rates, seasonality, failure to obtain financing for the expansion of Dorad and other risks applicable to projects under development and construction, and other risks applicable to projects under development and construction, in addition to other risks and uncertainties associated with the Company’s and Dorad’s business that are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Kalia Rubenbach (Weintraub)

CFO

Tel: +972 (3) 797-1111

Email: hilai@ellomay.com